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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         Dreyer's Grand Ice Cream, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26187810
                  --------------------------------------------
                                 (CUSIP Number)


      John K. Sprole, Esq., GECC Equity Capital Group, 260 Long Ridge Road,
--------------------------------------------------------------------------------
                           Stamford, Connecticut 06927
    Alan M. Lewis, Trustees of General Electric Pension Trust, P.O. Box 7900,
                 3003 Summer Street, Stamford, Connecticut 06904
  (Name, Address and Telephone Number of Person Authorized to Receive Notes and
                                 Communications)

                                 October 3, 1997
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 26187810                                            Page 2 of 38 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      General Electric Capital Corporation (I.R.S. # 13-1500700)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,450,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,450,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,450,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 26187810                                            Page 3 of 38 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Trustees of General Electric Pension Trust (I.R.S. #14-6015763)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               586,495
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        586,495
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      586,495 or, if Trustees of General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership, are deemed to be a group 1,450,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      4.4% or, if Trustees of General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership, are deemed to be a group, 10.8%.
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 26187810                                            Page 4 of 38 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      GE Investment Private Placement Partners I, Limited Partnership (I.R.S. #06-1305217)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             863,505
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        863,505
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      863,505 or, if Trustees of General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership, are deemed to be a group, 1,450,000.
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      6.4% or , if Trustees of General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership, are deemed to be a group, 10.8%.
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PW EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 26187810                                            Page 5 of 38 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      GE Investment Management Incorporated (I.R.S. #06-1238874)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             863,505
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        863,505
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      863,505 or, if Trustees of General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership, are deemed to be a group 1,450,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      6.4% or, if Trustees of General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership, are deemed to be a group, 10.8%.
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 26187810                                            Page 6 of 38 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      General Electric Capital Services, Inc. (formerly known as General Electric Financial Services, Inc.) (I.R.S. #06-1109503)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      Not applicable
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               Disclaimed (see 11 below)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        Disclaimed (see 11 below)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 26187810                                            Page 7 of 38 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      General Electric Company (I.R.S. #14-0689340)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      Not applicable
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |X|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               Disclaimed (see 11 below)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        Disclaimed (see 11 below)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      Beneficial ownership of all shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by General Electric Capital Corporation, a New York corporation ("GECC"), General Electric Capital Services, Inc., a Delaware corporation, General Electric Company, a New York corporation, Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), General Electric Investment Management Incorporated, a Delaware corporation ("GEIM"), and GE Investment Private Placement Partners I, Limited Partnership, a Delaware limited partnership ("GEIPPP") on July 12, 1993 and amended on May 24, 1994, relating to the common stock, par value $1.00 per share (the "Common Stock") of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

The Schedule 13D is amended in the following manner:

1. Item 1 is hereby amended by adding the following at the end thereof: "On August 8, 1995, the Company exercised its right, pursuant to Section 10.3(b) of the Securities Purchase Agreement (defined herein) to convert the Notes held by GEPT, GEIPPP and GECC, in the aggregate principal amount of $100,752,163, into 1,007,521.63 shares of Series B Preferred Stock at a conversion price of $100 per share. On October 3, 1997, the Company exercised its right to convert Series B Preferred Stock into Series A Preferred Stock through a share for share exchange pursuant to Section 8(c)(ii) of the Series B Certificate of Designation (defined herein). The Reporting Persons thus currently beneficially own 1,450,000 shares of Common Stock through their holdings, in aggregate, of 1,007,521.63 shares of Series A Preferred Stock."

2. Item 4 is hereby amended by adding the words ", as amended from time to time." after the words "in the Securities Purchase Agreement" in the second line of the second paragraph thereof.

3.    Item 5(b) is hereby amended by adding the following at the end thereof:
      "GEIPPP and GEIM, its General Partner, share voting and dispositive power over the shares held by GEIPPP."

4. Item 6 is hereby amended by adding the following at the end thereof: "On July 28, 1995, October 30, 1995 and March 12, 1996, the Company, GEIPPP and GECC entered into Second Amendment, Third Amendment and Amended and Restated Fourth Amendment (collectively, the "Amendments"), respectively, to the Securities Purchase Agreement. The Amendments are attached hereto as Exhibits 8, 9 and 10, and the texts of the Amendments are incorporated herein by reference."

5.    Item 7 is hereby amended to add the following:

             Exhibit 8: Second Amendment to Securities Purchase Agreement among the Company, GECC, GEPT and GEIPPP, dated July 28, 1995.

             Exhibit 9: Third Amendment to Securities Purchase Agreement among the Company, GECC, GEPT and GEIPPP, dated October 30, 1995.

             Exhibit 10: Amended and Restated Fourth Amendment to Securities
                         Purchase Agreement among the Company, GECC, GEPT and GEIPPP, entered into March 12, 1996 and effective as of October 1, 1996.

6. Schedules I, II, III, IV, V and VI shall be deleted in their entirety and replaced by the Schedules I, II, III, IV, V and VI attached hereto.

7.    Schedule VII shall be amended by adding the following at the end thereof:
      "Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hersfordshire, England, Case No. 04/00320181).

                  In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England, facility.


                               Page 8 of 38 Pages

      The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which 'does not comply with a limitation or condition subject to which (it) is so registered...shall be guilty of (a criminal) offense.' Condition 7 of IGEMS' registration states that it 'shall so far as is reasonably practicable prevent...loss of any registered source.'

                  At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of (pounds)5,000 and assessed costs of (pounds)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source."


                               Page 9 of 38 Pages

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GENERAL ELECTRIC CAPITAL CORPORATION


                  By: /s/ Michael E. Pralle
                     -----------------------------------
                     Name: Michael E. Pralle
                     Title: Vice President


Dated: November 25, 1997


                              Page 10 of 38 Pages

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  TRUSTEES OF GENERAL ELECTRIC PENSION TRUST


                  By: /s/ Alan M. Lewis
                     -----------------------------------
                     Name: Alan M. Lewis
                     Title: Trustee


Dated: November 25, 1997


                              Page 11 of 38 Pages

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GE INVESTMENT PRIVATE PLACEMENT PARTNERS I, LIMITED
                  PARTNERSHIP

                  By: GE Investment Management Incorporated, its General
                  Partner


                  By: /s/ Michael M. Pastore
                     -----------------------------------
                     Name: Michael M. Pastore
                     Title: Vice President


Dated: November 25, 1997


                              Page 12 of 38 Pages

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GENERAL ELECTRIC CAPITAL SERVICES, INC.


                  By: /s/ Michael E. Pralle
                     -----------------------------------
                     Name: Michael E. Pralle
                     Title: Attorney-in-Fact


Dated: November 25, 1997


                              Page 13 of 38 Pages

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GE INVESTMENT MANAGEMENT INCORPORATED


                  By: /s/ Michael M. Pastore
                     -----------------------------------
                     Name: Michael M. Pastore
                     Title: Vice President


Dated: November 25, 1997


                              Page 14 of 38 Pages

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GENERAL ELECTRIC COMPANY


                  By: /s/ John H. Myers
                     -----------------------------------
                     Name: John H. Myers
                     Title: Vice President


Dated: November 25, 1997


                              Page 15 of 38 Pages

                                                                      Schedule I

                             JOINT FILING AGREEMENT

            This will confirm the agreement by and among all the undersigned that the Amendment No. 2 to the Schedule 13D filed on this date with respect to the beneficial ownership by the undersigned of shares of Common Stock of Dreyer's Grand Ice Cream, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: November 25, 1997

                                   GENERAL ELECTRIC CAPITAL CORPORATION


                                   By: /s/ Michael E. Pralle
                                      -----------------------------------
                                      Name: Michael E. Pralle
                                      Title: Vice President


                                   GENERAL ELECTRIC COMPANY


                                   By: /s/ John H. Myers
                                      -----------------------------------
                                      Name: John H. Myers
                                      Title: Vice President


                                   GE INVESTMENT PRIVATE PLACEMENT PARTNERS I,
                                   LIMITED PARTNERSHIP

                                   By: GE Investment Management Incorporated,
                                   its General Partner


                                   By: /s/ Michael M. Pastore
                                      -----------------------------------
                                      Name: Michael M. Pastore
                                      Title: Vice President


                              Page 16 of 38 Pages

                                   TRUSTEES OF GENERAL ELECTRIC PENSION TRUST


                                   By: /s/ Alan M. Lewis
                                      -----------------------------------
                                      Name: Alan M. Lewis
                                      Title: Trustee


                                   GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                   By: /s/ Michael E. Pralle
                                      -----------------------------------
                                      Name: Michael E. Pralle
                                      Title: Attorney-in-Fact


                                   GE INVESTMENT MANAGEMENT INCORPORATED


                                   By: /s/ Michael M. Pastore
                                      -----------------------------------
                                      Name: Michael M. Pastore
                                      Title: Vice President


                              Page 17 of 38 Pages

                                                                     Schedule II

                      General Electric Capital Corporation

            The business address of each of the persons listed below is 260 Long Ridge Road, Stamford, Connecticut 06927.

            The names and principal occupations of the Officers of General Electric Capital Corporation are as follows:

Officers:                           Positions:
---------                           ----------

G.C. Wendt                          Chairman of the Board and Chief Executive
                                    Officer

D.J. Nayden                         President and Chief Operating Officer

N.D.T. Andrews                      Executive Vice President

M.A. Neal                           Executive Vice President

E.D. Stewart                        Executive Vice President

N.E. Barton                         Senior Vice President, General Counsel
                                    and Secretary

J.A. Colica                         Senior Vice President, Global Risk
                                    Management

M.D. Fraizer                        Senior Vice President,
                                    Insurance/Investment Products

R.L. Lewis                          Senior Vice President, Structured Finance
                                    Group

J.A. Parke                          Senior Vice President, Finance

T.S. Thomson                        Senior Vice President, Strategic Planning
                                    and Business Development

L.J. Toole                          Senior Vice President, Human Resources

J.S. Werner                         Senior Vice President, Corporate Treasury
                                    and Global Funding Operation

A.N. Abaya                          Vice President

R.M. Agans                          Vice President

D.G. Amble                          Vice President

J.C. Amble                          Vice President and Controller

S.F. Ambrose, Jr.                   Vice President

C.S. Anderson                       Vice President

K.R. Baldwin                        Vice President


                              Page 18 of 38 Pages

M.S. Barber                         Vice President

M.J. Barrett                        Vice President

S.M. Bennett                        Vice President

P. Bhasin                           Vice President

K.J. Bongarten                      Vice President

J.M. Campbell, Jr.                  Vice President

K.A. Cassidy                        Vice President

R.A. Cole                           Vice President

B.E. Daniele                        Vice President

R. D'Alvino                         Vice President

J.L. Day                            Vice President

P.P. de Campos                      Vice President

L.J. DeMonaco                       Vice President

S.L. Derickson                      Vice President

T.F. Fanelli                        Vice President

R.A. Fattori                        Vice President

M.R. Ferla                          Vice President

M.S. Ford                           Vice President

M.A. Gaudino                        Vice President

V.F. Guaglianone                    Vice President

D.B. Henry                          Vice President

H.A. Hubschman                      Vice President

J.E. Hyman                          Vice President

T.D. Iker                           Vice President

S.P. Joyce                          Vice President

M.M. Keane                          Vice President

S.F. Kluger                         Vice President

S.B. Koenigsberg                    Vice President

M.L. Landis                         Vice President


                              Page 19 of 38 Pages

G.N. Lanik                          Vice President

N.C.T. Liu                          Vice President

J.M. Loree                          Vice President

C.A.A.E. Mackenzie                  Vice President

J.P. Malfettone                     Vice President

T.H. Mann                           Vice President

K.V. Marinello                      Vice President

B.T. McAnaney                       Vice President

J.A. McKinley, Jr.                  Vice President

M.A. Meiches                        Vice President

D.H. Mudd                           Vice President

D.R. Nissen                         Vice President

J.V. Ogden                          Vice President

R.O. O'Reilly                       Vice President

R.E. Pfeiffer                       Vice President

D.W. Porter                         Vice President

M.E. Pralle                         Vice President

R.R. Pressman                       Vice President

H.M. Pyles                          Vice President

C.H. Richmond                       Vice President

M.S. Sheinbaum                      Vice President

R.F. Smith                          Vice President

W.D. Strittmatter, Jr.              Vice President

G.R. Tappert                        Vice President

J. Tremante                         Vice President

D.E. Tucker                         Vice President

R.F. Wacker                         Vice President

J.D. Weeks                          Vice President


                              Page 20 of 38 Pages

            The names of Directors of General Electric Capital Corporation are as follows:

                                 N.D.T. Andrews
                                   N.E. Barton
                                    J.R. Bunt
                                    D.M. Cote
                                 D.D. Dammerman
                                    P. Fresco
                               B.W. Heineman, Jr.
                                   J.R. Immelt
                               W.J. McNerney, Jr.
                                   J.H. Myers
                                  R.L. Nardelli
                                   D.J. Nayden
                                    M.A. Neal
                                   J.A. Parke
                                  J.M. Samuels
                                  E.D. Stewart
                                 J.F. Welch, Jr.
                             Gary C. Wendt, Chairman


                                   Citizenship
                           (other than United States)

                     N.D.T. Andrews         United Kingdom
                     P. Bhasin              India
                     P. Fresco              Italy
                     C.A.A.E. Mackenzie     United Kingdom


                              Page 21 of 38 Pages

                                                                    Schedule III

                     General Electric Capital Services, Inc.

            The business address of each of the persons listed below is 3003 Summer Street, Stamford, Connecticut 06905.

            The names and principal occupations of the Officers of General Electric Capital Services, Inc. are as follows:

Officers:                           Positions:
---------                           ----------

G.C. Wendt                          Chairman of the Board, President and
                                    Chief Executive Officer

K. Ahlmann                          Executive Vice President

N.D.T. Andrews                      Executive Vice President

D.J. Nayden                         Executive Vice President

M.A. Neal                           Executive Vice President

E.D. Stewart                        Executive Vice President

N.E. Barton                         Senior Vice President, General Counsel
                                    and Secretary

J.A. Parke                          Senior Vice President, Finance

L.J. Toole                          Senior Vice President, Human Resources

J.S. Werner                         Senior Vice President, Corporate Treasury
                                    and Global Funding Operation

J.C. Amble                          Vice President and Controller

B.E. Daniele                        Vice President and Senior Litigation
                                    Counsel

R. D'Avino                          Vice President and Senior Counsel, Taxes

S.F. Ambrose, Jr.                   Assistant Secretary

B.C. Bennett                        Assistant Secretary

S.P.F. Cameron                      Assistant Secretary

V.F. Guaglianone                    Assistant Secretary

J.J. Leibell                        Assistant Secretary


                              Page 22 of 38 Pages

B.T. McAnaney                       Assistant Secretary

J.V. Ogden                          Assistant Secretary

J.T. Cassidy                        Assistant Treasurer, Taxes

D. Flammetta                        Assistant Treasurer, Taxes

J.L. Hyde                           Assistant Treasurer, Taxes

K.E. Kempson                        Assistant Treasurer, Taxes

J. Amato                            Assistant Treasurer, State Taxes

P. Lecouras                         Assistant Treasurer, State Taxes

G.J. Schulman                       Assistant Treasurer, State Taxes

J. Van Cleave                       Assistant Treasurer, State Taxes

D.R. Sweeney                        Assistant Treasurer

J. Tremante                         Assistant Treasurer

K.J. Yoh                            Assistant Treasurer


            The names of Directors of General Electric Capital Services, Inc. are as follows:

                                   K. Ahlmann
                                 N.D.T. Andrews
                                    J.R. Bunt
                                 D.D. Dammerman
                                    P. Fresco
                               B.W. Heineman, Jr.
                                   J.H. Myers
                                  R.L. Nardelli
                                   D.J. Nayden
                                    M.A. Neal
                                  J.M. Samuels
                                  E.D. Stewart
                                 J.F. Welch, Jr.
                             Gary C. Wendt, Chairman

                                   Citizenship
                           (other than United States)

                     K. Ahlmann             Denmark
                     N.D.T. Andrews         United Kingdom
                     P. Fresco              Italy


                              Page 23 of 38 Pages

                                                                     Schedule IV

                   General Electric Company Executive Officers

            The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

            The names and principal occupations of the Officers of General Electric Company are as follows:

Officers                          Position(s)
--------                          -----------

J.F. Welch, Jr.                   Chairman of the Board and Chief Executive
                                  Officer

P. Fresco                         Vice Chairman of the Board and Executive
                                  Officer

P.D. Ameen                        Vice President and Comptroller

J.R. Bunt                         Vice President and Treasurer

D.L. Calhoun                      Vice President - GE Transportation Systems

W.J. Conaty                       Senior Vice President - Human Resources

D.M. Cote                         Vice President - GE Appliances

D.D. Dammerman                    Senior Vice President - Finance

L.S. Edelheit                     Senior Vice President - Corporate Research
                                  and Development

B.W. Heineman, Jr.                Senior Vice President - General Counsel and
                                  Secretary

J.R. Immelt                       Senior Vice President - GE Medical Systems

W.J. Lansing                      Vice President - Corporate Business
                                  Development

W.J. McNerney, Jr.                Senior Vice President - GE Lighting

E.F. Murphy                       Senior Vice President - GE Aircraft Engines

R.L. Nardelli                     Senior Vice President - GE Power Systems

R.W. Nelson                       Vice President - Corporate Financial
                                  Planning and Analysis

J.D. Opie                         Vice Chairman of the Board and Executive
                                  Officer

G.M. Reiner                       Senior Vice President - Chief Information
                                  Officer

G.L. Rogers                       Senior Vice President - GE Plastics

J.W. Rogers                       Vice President - GE Motors


                              Page 24 of 38 Pages

L.G. Trotter                      Vice President - GE Electrical Distribution
                                  and Control


            The names and principal occupations of Directors of General Electric Company are as follows:

D.W. Calloway                           Chairman of the Board, Chief
                                        Executive Officer and Director,
                                        PepsiCo, Inc.
S.S. Cathcart                           Retired Chairman, Illinois Tool Works
D.D. Dammerman                          Senior Vice President-Finance,
                                        General Electric Company
P. Fresco                               Vice Chairman of the Board and
                                        Executive Officer, General Electric
                                        Company
C.X. Gonzalez                           Vice Chairman of the Board and
                                        Managing Director, Kimberly-Clark de
                                        Mexico, S.A. de C.V.
R.E. Mercer                             Retired Chairman of the Board and
                                        former Director, the Goodyear Tire &
                                        Rubber Company
G.G. Michelson                          Former Director, Federated Department
                                        Stores
J.O. Opie                               Vice Chairman of the Board and
                                        Executive Officer, General Electric
                                        Company
R.S. Penske                             President, Penske Corporation
B.S. Prieskel                           Former Senior Vice President, Motion
                                        Picture Association of America
F.H.T. Rhodes                           President Emeritus, Cornell University
A.C. Sigler                             Retired Chairman of the Board and CEO
                                        and former Director, Champion
                                        International Corporation
D.A. Warner III                         Chairman of the Board, President, and
                                        Chief Executive Officer, J.P. Morgan
                                        & Co. Incorporated and Morgan
                                        Guaranty Trust Company
J.F. Welch, Jr.                         Chairman of the Board and Chief
                                        Executive Officer, General Electric
                                        Company


                                   Citizenship
                           (other than United States)

                     C.X. Gonzalez          Mexico
                     P. Fresco              Italy


                              Page 25 of 38 Pages

                                   Schedule V

                         General Electric Pension Trust


            The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

            The names and principal occupations of each of the Trustees of the General Electric Pension Trust are as follows:


Eugene K. Bolton                        Executive Vice President - Domestic
                                        Equity Investments of General
                                        Electric Investment Corporation
                                        ("GEIC"), Executive Vice President of
                                        GEIM

Michael J. Cosgrove                     Executive Vice President - Mutual
                                        Funds of GEIC, Executive Vice
                                        President of GEIM

John H. Myers                           Vice President of General Electric
                                        Company, Chairman of the Board and
                                        President of GEIC and GEIM


Ralph R. Layman                         Executive Vice President -
                                        International Equity Investments of
                                        GEIC, Executive Vice President of GEIM

Alan M. Lewis                           Executive Vice President, General
                                        Counsel and Secretary of GEIC and GEIM


Robert A. MacDougall                    Executive Vice President - Fixed
                                        Income of GEIC, Executive Vice
                                        President of GEIM

Thomas J. Szkutak                       Executive Vice President - Finance
                                        and Administration of GEIC, Executive
                                        Vice President and Chief Financial
                                        Officer of GEIM

Donald W. Torey                         Executive Vice President - Real
                                        Estate and Private Equities of GEIC,
                                        Executive Vice President of GEIM


                              Page 26 of 38 Pages

                                                                     Schedule VI

          GE INVESTMENT MANAGEMENT INCORPORATED, General Partner of GE
               Investment Private Partners I, Limited Partnership


            The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

            The names and principal occupations of the Officers of GE Investment Management Incorporated ("GEIM") are as follows:

Officers                          Position(s)
--------                          -----------

John H. Myers                     Chairman of the Board and President

Eugene K. Bolton                  Executive Vice President

Michael J. Cosgrove               Executive Vice President

Ralph R. Layman                   Executive Vice President

Alan M. Lewis                     Executive Vice President, General Counsel
                                  and Secretary

Robert A. MacDougall              Executive Vice President

Geoffrey R. Norman                Executive Vice President

Thomas J. Szkutak                 Executive Vice President - Chief
                                  Financial Officer

Donald W. Torey                   Executive Vice President

Mark A. Dunham                    Senior Vice President

Ronald I. Felmus                  Senior Vice President

H. Michael Mears                  Senior Vice President

Philip A. Mercurio                Senior Vice President

Philip A. Riordan                 Senior Vice President

Steven M. Beringer                Vice President

Brian D. Brooks                   Vice President

Mark A. Davis                     Vice President

Constance K. Doyle                Vice President


                              Page 27 of 38 Pages

Gerald M. Goz                     Vice President

Michael E. Hogan                  Vice President

Christopher P. Mullahy            Vice President

Keith G. Smith                    Vice President

Sheila M. Welsh                   Vice President

Matthew J. Witkos                 Vice President

Michael D. Wright                 Vice President

William R. Wright                 Vice President

Robert Bernstein                  Regional Vice President

Frank E. Calvaruso                Regional Vice President

Robert P. Mulligan                Regional Vice President

Kevin J. Sheehan                  Regional Vice President

Jeanne M. La Porta                Vice President and Assistant Secretary

Michael M. Pastore                Vice President and Assistant
                                  Secretary

Scott A. Silberstein              Vice President and Assistant
                                  Secretary

Matthew J. Simpson                Vice President and Assistant
                                  Secretary

Michael J. Strone                 Vice President and Assistant Secretary

Robert Zalucki                    Vice President - Tax Counsel


            The names and principal occupations of the Directors of GEIM are as follows:

Eugene K. Bolton                      Executive Vice President of General
                                      Electric Investment Corporation ("GEIC")
                                      and GEIM and Trustee of GEPT
Michael J. Cosgrove                   Executive Vice President of GEIC and
                                      GEIM and Trustee of GEPT
John H. Myers                         Vice President of General Electric
                                      Company, Chairman of the Board and
                                      President of GEIC and GEIM and Trustee
                                      of GEPT
Ralph R. Layman                       Executive Vice President of GEIC and
                                      GEIM and Trustee of GEPT
Alan M. Lewis                         Executive Vice President, General
                                      Counsel and Secretary of GEIC and GEIM
                                      and Trustee of GEPT
Robert A. MacDougall                  Executive Vice President of GEIC and GEIM
                                      and


                              Page 28 of 38 Pages

                                      Trustee of GEPT
Geoffrey R. Norman                    Executive Vice President of GEIC and
                                      GEIM

Thomas J. Szkutak                     Executive Vice President - Finance and
                                      Administration of GEIC and Executive
                                      Vice President - Chief Financial Officer of GEIM and Trustee of GEPT

Donald W. Torey                       Executive Vice President of GEIC and
                                      GEIM and Trustee of GEPT


                              Page 29 of 38 Pages

                                EXHIBIT INDEX:

                                                                           Page:
                                                                           -----

Exhibit 8:  Second Amendment to Securities Purchase Agreement                31
            among the Company, GECC, GEPT and GEIPPP, dated July
            28, 1995.

Exhibit 9:  Third Amendment to Securities Purchase Agreement                 33
            among the Company, GECC, GEPT and GEIPPP, dated
            October 30, 1995.

Exhibit 10: Amended and Restated Fourth Amendment to Securities              35
            Purchase Agreement among the Company, GECC, GEPT and
            GEIPPP, entered into March 12, 1996 and effective as of October 1, 1996.


                               Page 30 of 38 Pages